Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEM

05013074

PROCESSED
DEC 0 8 2005
THOMSON
FINANCIAL

SUPPL

SEC MAIL
RECEIVED
DEC 0 5 2005
WASH. D.C.
185

23 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 21

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	Change in the interest of Employees Provident Fund Board, a substantial shareholder	19.10.2005
2.	27th Annual General Meeting	25.10.2005
3.	Change in Boardroom - Retirement of Dr David Li Kwok Po as an Independent, Non Executive Director	25.10.2005
4.	Change in Boardroom - Appointment of Dato' Mohamed bin Sulaiman as an Independent, Non Executive Director	26.10.2005
5.	i. Call Option Agreement between Sime Darby Singapore Limited ("SDSL") and PSB Holdings Pte Ltd; and ii. Sale and Purchase Agreement between SDSL and Modern Asia Environmetal Holdings Pte Ltd.	28.10.2005
6.	Acquisition of 10% equity interest in Hainan Dejie Motors Limited	15.11.2005
7.	Changes in the indirect interest of Yayasan Pelaburan Bumiputra	17.11.2005
8.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	17.11.2005
9.	Changes in the interest of Permodalan Nasional Berhad, a substantial shareholder	17.11.2005

10. a. Joint Venture Agreement between Sime Overseas Sdn. Bhd. and Weifang Yintong Guoji Investment Co. Ltd. ("JV"); and — 18.11.2005

    b. Acquisition of 10% equity interest in:-
    i) Weifang Sime Darby Port Co. Ltd.; and
    ii) Weifang Sime Darby Water Co. Ltd.
    (collectively referred to as the "Acquisitions")

11. Members' Voluntary Liquidation of Alexander Forbes (Malaysia) Sdn. Bhd. — 21.11.2005

12. Members' Voluntary Liquidation of Rising Paper Products Private Limited — 22.11.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York
Fax No. 1 (212) 571 3050/ 3051/ 3052

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 19/10/2005 05:30:46 PM
Reference No SD-051019-86181

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Nomura Asset Management (Singapore) Ltd

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 06/10/2005	* 200,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares by the EPF Board
* Nature of interest	:	Direct
Direct (units)	:	351,147,805
Direct (%)	:	14.63
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 351,147,805
*	Date of notice	: 06/10/2005

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 13th October 2005.

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 25/10/2005 05:13:53 PM
Reference No SD-051019-55420

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
27th Annual General Meeting

* Contents :-

Sime Darby Berhad ("the Company") is pleased to announce that, at the Annual General Meeting ("AGM") of the Company held on 25th October 2005, the shareholders of the Company approved all the resolutions set out in the Notice of AGM dated 30th September 2005, including the resolutions on the following matters passed as special business:

(i) authority to allot and issue shares pursuant to Section 132D of the Companies Act, 1965;
(ii) proposed share buy-back; and
(iii) proposed shareholders' mandate for recurrent related party transactions.

This announcement is dated 25th October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 25/10/2005 05:13:54 PM
Reference No SD-051020-57083

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	25/10/2005
* Type of change	:	Retirement
* Designation	:	Director
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Dr. David Li Kwok Po
* Age	:	66
* Nationality	:	British
* Qualifications	:	Masters in Economics and Law from University of Cambridge Fellow of the Institute of Bankers Fellow of the Institute of Chartered Accountants in England and Wales Fellow of the Australian Society of Certified Practising Accountants
* Working experience and occupation	:	Dr. David Li Kwok Po joined Sime Darby Berhad on 5th September 1992. He is currently the Chairman and Chief Executive of The Bank of East Asia Limited, Hong Kong. His other memberships on various advisory boards include, the Carlos P. Romulo Foundation for Peace and Development International Advisory Board, the Federal Reserve Bank of New York's International Capital Markets Advisory Committee, Lafarge International Advisory Board and the NASDAQ International Advisory Committee.
* Directorship of public companies (if any)	:	none
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	250,000 shares in Sime Darby Berhad
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ○ No

Remarks :

Dr. David Li Kwok Po retired as a director of Sime Darby Berhad at the Company's 27th Annual

General Meeting held on 25th October 2005.

File No. 82-4968

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 26/10/2005 05:20:20 PM
Reference No SD-051004-36008

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	26/10/2005
* Type of change	:	Appointment
* Designation	:	Director
* Directorate	:	◯ Executive ● Independent & Non Executive ◯ Non Independent & Non Executive
* Name	:	Dato' Mohamed bin Sulaiman
* Age	:	67
* Nationality	:	Malaysian
* Qualifications	:	Certified Public Accountant (CPA), Australia, Associate - Institute of Chartered Secretaries & Administrators (ACIS), Associate - Malaysian Association of Certified Public Accountants (MACPA)
* Working experience and occupation	:	Nichols Pty Ltd in Western Australia from 1961 to 1967, MARA and later Dunlop Estates Berhad as an Accountant, Chief Accountant, Financial Controller and Finance Director for 14 years from 1968 to 1982, Finance Director in Sime Darby Plantations, from 1982 to 1985 Managing Director in Sime UEP Properties Berhad from1985 to 1990, Divisional Director and Managing Director of Consolidated Plantations Berhad from 1990 to 1993 Presently Executive Chairman and majority shareholder of Redmax Sdn. Bhd., a Class A Bumiputra construction company engaged in flood mitigation projects.
* Directorship of public companies (if any)	:	none
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ◯ No

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 28/10/2005 05:11:47 PM
Reference No SD-051025-60599

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

1. Call Option Agreement between Sime Darby Singapore Limited ("SDSL") and PSB Holdings Pte Ltd ("PSBH"); and
2. Sale and Purchase Agreement between SDSL and Modern Asia Environmental Holdings Pte Ltd ("MAEH").

* Contents :-

Further to our announcement dated 6 October 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that the following transactions were completed on 28 October 2005:

(i) the acquisition of 10% equity interest in Technochem Private Limited ("Technochem") by SDSL from PSBH by exercising the option pursuant to the Call Option Agreement; and

(ii) the disposal of the entire issued and paid-up share capital of Technochem comprising 3,500,000 ordinary shares of S$1.00 each by SDSL to MAEH pursuant to the Sale and Purchase Agreement.

WIth the disposal, Technochem ceased to be a subsidiary of Sime Darby.

This announcement is dated 28 October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Submitted by S DARBY on 15/11/2005 05:37:26 PM
Reference No SD-051111-61100

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Related Party Transaction
Acquisition of 10% equity interest in Hainan Dejie Motors Limited

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Bow Ma Motors (South China) Limited ("BMML"), had on 11th November 2005 acquired the remaining 10% equity interest in Hainan Dejie Motors Limited ("HDML") ("the Acquisition") not owned by it from Haikou Huaheng Motor Sales Co. Ltd. ("HHMS") for a total consideration of RMB1,500,000.

2. Information of HDML

HDML is primarily engaged in the business of after sales services and parts for BMW motor vehicles.

3. Basis of Arriving at the Purchase Consideration

The purchase consideration was arrived at on a "willing buyer-willing seller" basis. The purchase consideration for the Acquisition will be satisfied by way of contra of a loan of RMB1,500,000 owed by HHMS to BMML.

Pursuant to a Service Fee Agreement between the parties, a service fee of RMB800,000 will be paid by HDML to HHMS for its assistance in the incorporation of HDML.

4. Rationale of the Acquisition

BMML would be able to manage the business of HDML more effectively without the minority interest investor.

5. Liabilities and encumbrances

The Acquisition will be acquired from HHMS free from all liens, pledges, mortgages, indebtedness and other third party rights or interest attached thereto.

6. Financial Effects

The purchase consideration will not result in any change in the issued and paid-up share capital of Sime Darby, nor the shareholding of Sime Darby's substantial shareholder. The Acquisition is not expected to have any material impact on the Sime Darby Group's earnings or net tangible assets per share.

7. Cost of Investment

The 10% of the equity of HDML was acquired by HHMS for RMB1,500,000 on 6th July 2004.

8. Prospects and Risk Factors of the Acquisition

As HDML is currently a subsidiary of Sime Darby, Sime Darby is already exposed to the industry-specific risks and challenges faced by HDML. However, with the acquisition of the remaining 10% of HDML; HDML's performance would have a greater impact on the Group's bottom line.

9. Interests of Directors and Substantial Shareholders

HHMS is a substantial shareholder of HDML.

Save as disclosed above, none of the other Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Acquisition.

10. Directors' Opinion

The Board of Sime Darby, having considered the rationale, terms and effects of the Acquisition, is of the opinion that the Acquisition is in the best interest of the Company and its shareholders.

11. Documents for Inspection

The Share Transfer Agreement is available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 15th November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 17/11/2005 05:28:44 PM
Reference No SD-051114-BE8BF

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/10/2005	* 134,100	
Acquired	28/10/2005	500,000	

* Circumstances by reason of which change has occurred : Purchase of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one

		share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
* Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	122,595,500
Indirect/deemed interest (%)	:	5.09
* Total no of securities after change	:	122,595,500
* Date of notice	:	28/10/2005

Remarks :
The notices of change in substantial shareholding were received from Yayasan Pelaburan Bumiputra on 7th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 17/11/2005 05:28:46 PM
Reference No SD-051114-BF37E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

AmInvestment Management Sdn. Bhd.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 25/10/2005	* 15,200	
Disposed	28/10/2005	198,500	
Disposed	31/10/2005	1,673,600	
Disposed	02/11/2005	14,200	

* Circumstances by reason of which change has occurred	:	Sale of shares managed by Portfolio Manager
* Nature of interest	:	Direct
Direct (units)	:	348,448,055
Direct (%)	:	14.47
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 348,448,055
*	Date of notice	: 07/11/2005

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 7th, 9th, and 10th November 2005.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 17/11/2005 05:28:48 PM
Reference No SD-051114-C5D96

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/10/2005	* 134,100	
Acquired	28/10/2005	500,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	122,595,500

Direct (%)	:	5.09
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**122,595,500**
* Date of notice	:	**28/10/2005**

Remarks :
The notices of change in substantial shareholding were received from Permodalan Nasional Berhad on 7th November 2005.

Form Version 2.0

General Announcement

Ownership transfer to S DARBY/EDMS/KLSE on 18/11/2005 05:26:54 PM
Submitted by S DARBY on 18/11/2005 05:32:14 PM
Reference No SD-051118-68BA6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

1. Joint Venture Agreement between Sime Overseas Sdn. Bhd. and Weifang Yintong Guoji Investment Co. Ltd.("JV"); and

2. Acquisitions of 80% equity interest in:-
   i. Weifang Sime Darby Port Co. Ltd.; and
   ii. Weifang Sime Darby Water Co. Ltd.
   (collectively referred to as the "Acquisitions")

* Contents :-

The Board of Directors of Sime Darby Berhad ("Sime Darby" or "the Company") is pleased to announce that Sime Overseas Sdn. Bhd. ("SOSB"), a wholly-owned subsidiary of the Company had, on 18th November 2005, entered into the following agreements:-

i. a joint venture agreement with Weifang Yintong Guoji Investment Co. Ltd. ("WYGI"), a Weifang City People's Government-linked company ("Weifang GLC") for the establishment of a joint venture company to be known as Weifang Sime Darby Investment and Management Co. Ltd. ("WSDIM");

ii. an agreement with WYGI, for the acquisition of 80% equity interest in Weifang Sime Darby Port Co. Ltd. ("Weifang Port") for a total consideration of USD 20 million; and

iii. an agreement with WYGI, for the acquisition of 80% equity interest in Weifang Sime Darby Water Co. Ltd. ("Weifang Water") for a total consideration of USD 10 million.

The principal activities of WSDIM, a limited liability company incorporated in the People's Republic of China ("PRC"), will be investment holding and provision of management services. SOSB will be the majority shareholder of WSDIM with 51% equity interest and the remaining 49% equity interest in WSDIM will be held by WYGI. The JV aims to further enhance the cooperation between Weifang City People's Government and Sime Darby.

The principal activity of Weifang Port, a limited liablity company incorporated in the PRC, is the provision of port facilities. The current registered capital of Weifang Port is RMB 102.2 million. The remaining 20% equity interest in Weifang Port will be held by Weifang Port Co. Ltd., a Weifang GLC.

The principal activity of Weifang Water, a limited liability company incorporated in the PRC, is the treatment and supply of treated water to industrial customers. The current registered capital of Weifang Water is RMB 15.5 million. The remaining 20% equity interest in Weifang Water will be held by WYGI.

The JV and Acquisitions are not expected to have any material effect on the earnings or the net tangible assets of Sime Darby Group for the financial year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the JV and Acquisitions.

This announcement is dated 18th November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

	Form Version 2.0 **General Announcement** Submitted by S DARBY on 21/11/2005 05:16:57 PM Reference No SD-051110-48924

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SIME DARBY BERHAD
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Members' Voluntary Liquidation of Alexander Forbes (Malaysia) Sdn. Bhd.

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its subsidiary company, Alexander Forbes (Malaysia) Sdn. Bhd. ("AFM") held an Extraordinary General Meeting on 21 November 2005 at which it was resolved that AFM be wound-up voluntarily.

The shareholder of AFM also approved the appointment of Encik Abdul Rahim bin Ismail and Puan Nik Azizan binti Nik Abdullah as Liquidators of AFM. AFM is a wholly-owned subsidiary of Sime Alexander Forbes Insurance Brokers Sdn. Bhd. ("SAF") whose shares are held 60% by Sime Malaysia Region Berhad, a wholly-owned subsidiary of Sime Darby, and 40% by Alexander Forbes 10200 Limited, a company incorporated in the United Kingdom. AFM was in the business of providing insurance and reinsurance broking, insurance advisory and consultancy services until the cessation of its business operations in August 2002.

The voluntary liquidation of AFM is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the financial ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 21 November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 22/11/2005 05:23:03 PM
Reference No SD-051121-47792

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Members' Voluntary Liquidation of Rising Paper Products Private Limited

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its subsidiary company, Rising Paper Products Private Limited ("RPP") has held an Extraordinary General Meeting on 21 November 2005 at which it was resolved that RPP be wound-up voluntarily.

The shareholders of RPP also approved the appointment of Mr Phua Thye Hin and Ms Chua Sock Hwee as Liquidators of RPP. RPP is a 66.67%-owned subsidiary of Orchard Nominees Private Limited, a wholly-owned subsidiary of Sime Darby. RPP was involved in property investment activities until the cessation of its operations in September 2005.

The voluntary liquidation of RPP is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the financial ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 22 November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: